Securities and Exchange Commission,
                             Washington, D.C. 20549

                                   Schedule TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                         Duff & Phelps Credit Rating Co.
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                       (Name of Subject Company (Issuer))

                              FSA Acquisition Corp.
--------------------------------------------------------------------------------
                  (Names of Filing Persons (identifying status
                      as offeror, issuer or other person))

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    26432F109
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                      (CUSIP Number of Class of Securities)

          Stephen Joynt (President) or David Kennedy (Vice-President),
                             FSA Acquisition Corp.,
        One State Street Plaza, New York, NY 10004 (Tel: (212) 908 0500)
--------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

              Copy to:         David Lakhdhir, Esq.
                               Paul, Weiss, Rifkind, Wharton & Garrison
                               1285 Avenue of the Americas
                               New York, New York 10019-6064
                               Tel: (212) 373 3000

Calculation of Filing Fee

     Transaction valuation                            Amount of filing fee
     ---------------------                            --------------------
              N/A                                              N/A

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None                Filing Party: Not Applicable

Form or Registration No.: Not Applicable    Date Filed: Not Applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.

[ ]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                      FITCH IBCA AND DUFF & PHELPS ANNOUNCE
                                MERGER AGREEMENT

Fitch IBCA, a subsidiary of FIMALAC, S.A., a diversified French operating company, and DUFF & PHELPS CREDIT RATING CO. (NYSE: DCR) announced today that they have entered into a definitive merger agreement pursuant to which a subsidiary of Fitch IBCA will acquire Duff & Phelps Credit Rating Co. for $100 per share, for a total price of $528 million. The acquisition will be completed through a cash tender offer, followed by a cash merger.

FIMALAC, S.A., which is traded on the Paris stock exchange, has interests in a variety of service activities, such as hand tools and garage equipment through its subsidiary FACOM, chemical product storage through its subsidiaries LBC and PETROUNITED, mailing equipment machines through its subsidiary SECAP, FIMALAC's total revenues in 1999 were approximately 1.58 billion euros (US$1.54 billion).

The merger of Fitch IBCA and Duff & Phelps will create a company with combined annual revenues of $260 million and a staff of 1,100. Fitch IBCA's key strengths have been in U.S. securitization markets, global banking, European rating activities and U.S. public finance. Duff & Phelps brings to Fitch IBCA an expanded corporate rating capability and broader coverage of the insurance sector, in addition to a strong structured finance group and international network. We will accelerate our investment in technology and Internet delivery needed to bring credit research and ratings to global markets.

Marc de Lacharriere, Chairman of Fitch IBCA, will become chairman of the new entity and has designated Robin Monro-Davies as CEO and Stephen W. Joynt as President and COO. Paul McCarthy, Chairman and CEO, and Philip Maffei, President, of Duff & Phelps will become directors of the new company. The new company will maintain major operations in London, New York, and Chicago.

Mr. de Lacharriere said, "For many years now FIMALAC has been interested in developing a European owned alternative to the major US agencies. Through the development of Fitch IBCA and with the acquisition of Duff & Phelps, we now have achieved our goal. I believe the outlook for the company is excellent and FIMALAC will ensure that it has all the necessary backing to continue the dynamic growth that Fitch IBCA and Duff & Phelps have achieved in the past. I would also like to welcome the staff of D&P who I expect to play a key role in our new enterprise. I am very happy that Paul and Phil have accepted to become directors of the board of the new company and to continue to support its development."

Mr. Monro-Davies said, "This merger enables us to offer a full service alternative to S&P and Moody's and allows us to be a strong competitor to the industry giants. I also look forward to meeting and working with the many talented people at D&P."

Mr. Joynt commented, "Our key to success continues to be providing the most accurate ratings supported by the highest quality research with the best service orientation for investors. We will have a very experienced and analytical staff, a special position as the European rating agency, and local analysts with local expertise around the globe."

The Chairman of Duff & Phelps, Mr. Paul, McCarthy said, "We are confident that the merger with Fitch IBCA is in the best long term interests of the company and the industry. We will be doing all in our power to ensure the transition is a successful one."

AT THE TIME A SUBSIDIARY OF FITCH IBCA COMMENCES ITS OFFER, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND DUFF & PHELPS WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. SECURITY HOLDERS SHOULD READ EACH OF THE TENDER OFFER STATEMENT AND THE SOLICITATION RECOMMENDATION STATEMENT WHEN IT IS AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS CAN GET THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND OTHER FILED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV. AN OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO SHAREHOLDERS OF DUFF & PHELPS, AT NO EXPENSE TO THEM.

For information at Fitch IBCA in New York contact Stephen W. Joynt or James Jockle at (212) 908-0547; in London, Robin Monro-Davies or Kris Anderson at 44-171-417-4222; at FIMALAC in Paris contact Veronique Morali at
33-1-47-53-61-71; at Duff & Phelps, Phil Maffei or John Teall at 212-908-0200.